04001457

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue
(No. and Street)

Raleigh (City) NC (State) 27603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard K. Bryant, Sue Ellen Harrington 919-831-2370 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

SEC RECEIVED FEB 25 2004 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 16 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard K. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

ANNE D. KING
NOTARY PUBLIC
WAKE COUNTY, N.C.
My Commission Expires 4-3-2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT GROUP, INC.

Financial Statements

and Internal Control Report

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Capital Investment Group, Inc.:

We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of income and retained earnings, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

January 29, 2004

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 978,270	571,776
Accounts receivable	163,681	85,972
Current portion of note receivable	41,253	35,368
Total current assets	1,183,204	693,116
Property and equipment, at cost:		
Office equipment	72,688	72,688
Leasehold improvements	14,820	14,820
	87,508	87,508
Less accumulated depreciation and amortization	(87,508)	(87,508)
Property and equipment, net	-	-
Other assets:		
Note receivable, less current portion	142,241	183,494
Investments-available for sale	61,384	61,384
Clearing deposit	20,000	-
	233,625	244,878
	$ 1,406,829	937,994
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	308,414	265,403
Line of credit	-	1,613
Accounts payable	6,251	16,820
Accrued retirement	12,000	12,000
Total current liabilities	326,665	295,836
Litigation settlement	50,000	130,000
Note payable	300,000	-
Liabilities subordinated to the claims of general creditors	200,000	-
Total liabilities	876,665	425,836
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid-in capital	181,376	181,376
Retained earnings	342,788	324,782
Total stockholders' equity	530,164	512,158
	$ 1,406,829	937,994

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2003 and 2002

	2003	2002
Revenues	$ 7,456,987	6,366,434
Operating expenses:		
Contract wages, salaries and management fees	363,393	401,877
Commissions	5,668,354	5,152,219
Registration and fees	89,427	78,559
Rent and utilities	80,518	64,472
Printing	26,521	7,043
Office supplies	96,990	15,864
Publications	22,183	9,969
Travel and entertainment	61,980	66,771
Insurance	264,964	196,584
Taxes	4,036	4,124
Promotion	43,760	19,200
Depreciation and amortization	902	9,240
Litigation and claims	198,538	225,040
Professional fees	21,189	19,815
Retirement	11,000	12,000
Seminar	15,941	37,425
Insurance division	54,637	27,380
Miscellaneous	137,090	64,922
	7,161,423	6,412,504
Operating income (loss)	295,564	(46,070)
Other income (expense):		
Management fee from related party	195,000	132,500
Interest income	16,785	29,743
Interest expense	(17)	(75)
	211,768	162,168
Net income	507,332	116,098
Retained earnings, beginning of year	324,782	672,877
Dividends paid	(489,326)	(464,193)
Retained earnings, end of year	$ 342,788	324,782

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors

Years ended December 31, 2003 and 2002

Subordinated liabilities, December 31, 2001	$ -
Increase in 2002	-
Subordinated liabilities, December 31, 2002	-
Increase-issuance of subordinated notes	200,000
Subordinated liabilities, December 31, 2003	$ 200,000

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 507,332	116,098
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation and amortization	-	9,240
Changes in operating assets and liabilities:		
Accounts receivable	(77,709)	26,155
Clearing deposit	(20,000)	-
Accounts payable	(10,569)	12,150
Estimated litigation settlement	(80,000)	130,000
Commissions payable	43,011	16,554
Net cash provided by operating activities	362,065	310,197
Cash flows from investing activities:		
Payments received on notes receivable	35,368	29,275
Net cash provided by investing activities	35,368	29,275
Cash flows from financing activities:		
Liabilities subordinated to the claims of general creditors	200,000	-
Proceeds of note payable	300,000	-
Repayment of note payable to bank	(1,613)	(2,990)
Payments of dividends	(489,326)	(464,193)
Net cash provided by (used in) financing activities	9,061	(467,183)
Net increase (decrease) in cash and cash equivalents	406,494	(127,711)
Cash and cash equivalents, beginning of year	571,776	699,487
Cash and cash equivalents, end of year	$ 978,270	571,776
Supplemental disclosure of cash flow information:		
Interest paid	$ 17	75

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Notes to Financial Statements

December 31, 2003 and 2002

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Group, Inc. (the "Company"), a North Carolina corporation, on January 4, 1984 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates as Capital Investment Group, Inc. in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2003 and 2002.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Note Receivable

Capital Investment Brokerage Inc. is a related company, which is owned by the same individuals as Capital Investment Group, Inc. These stockholders purchased certain assets from Capital Investment Group, Inc. in 1997 to form Capital Investment Brokerage, Inc. and, as a result, the stockholders have notes payable to the Company originally totaling $375,000 to be received over ten years at 7% interest with payments of $53,388, including principal and interest, due semi-annually.

(3) Investments Available-for-Sale

Investments available-for-sale are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and are reported as a separate component of stockholders' equity until realized. These investments are generally held for long-term investments purposes. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method of determining the cost of securities. As of December 31, 2003 and 2002, investments available-for-sale consist of equity securities, and cost approximates fair value.

(4) Related Parties

The Company receives fees from Capital Investment Counsel, Inc. (a registered investment advisor and related company) as required by SEC and NASD regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2003 and 2002 were $26,941 and $43,029, respectively.

The Company also receives fees from the Capital Value Fund, which is a balanced mutual fund managed by employees of Capital Investment Counsel, Inc. Total fees received in 2003 and 2002 were $21,940 and $23,654, respectively.

The Company receives a monthly management fee from Capital Investment Brokerage, Inc. for services provided by its employees. Total fees received in 2003 and 2002 were $195,000 and $132,500, respectively.

(5) Lease

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Counsel, Inc. (a related Company) currently on a month-to-month lease for approximately $5,000 per month. The Company's portion is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $442,669 which was $392,669 in excess of required net capital, and its ratio of aggregated indebtedness to net capital was 1.53 to 1.

(7) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2003 and 2002:

	Shares
Common stock - class A, voting, 50,000 shares authorized, 525 issued and outstanding	525
Common stock - class B, non-voting 50,000 shares authorized, 485 issued and outstanding	485
	1,010

(8) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2003 and 2002 were $11,000 and $12,000, respectively.

(9) Litigation

In 2002, the Company was a defendant in a lawsuit filed by one of its customers for alleged breach of contract. The Company estimated and accrued a settlement in the amount of $130,000, which was charged to operations and accrued in 2002. The actual settlement was $200,000. The additional $70,000 was charged to operations and accrued in the accompanying financial statements for 2003. In accordance with the settlement, payments are made on a monthly basis through 2004.

(10) Line of Credit

The Company maintains a line of credit with a bank with a maximum credit limit of $350,000 and interest payable monthly at the bank's prime rate. The line is collateralized by accounts receivable and equipment. Total outstanding borrowings as of December 31, 2003 and 2002 were $0 and $1,613, respectively.

(11) Note Payable

The Company borrowed $300,000 from an officer/shareholder on December 27, 2003. The loan bears interest at LIBOR plus 2% (4.5% at December 31, 2003) payable monthly. The loan matures on March 31, 2006. On January 5, 2004 the NASD approved this loan as a subordinated liability and thus will be reflected as such in the 2004 financial statements.

(12) Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordination agreements are listed below:

	2003	2002
Subordinated note from Shareholder, interest at LIBOR plus 2% (4.5% at December 31, 2003), Due March 31, 2006	$ 200,000	-

The subordinated borrowings are covered by agreements approved by NASD and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(13) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2003 and 2002, the Company's uninsured cash balances total $680,014 and $332,568, respectively.

(14) Commitments

In November 2003, the Company agreed to purchase the accounts of another introducing broker-dealer for $300,000. The purchase closed on January 9, 2004.

Schedule 1

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years ended December 31, 2003 and 2002

	Common stock	Additional contributed capital	Retained earnings	Total
Balance, December 31, 2001	$ 6,000	181,376	672,877	860,253
Net income for 2002	-	-	116,098	116,098
Dividends paid	-	-	(464,193)	(464,193)
Balance, December 31, 2002	6,000	181,376	324,782	512,158
Net income for 2003	-	-	507,332	507,332
Dividends paid	-	-	(489,326)	(489,326)
Balance, December 31, 2003	$ 6,000	181,376	342,788	530,164

Schedule 2

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003 and 2002

	2003	2002
Total assets	$ 1,406,829	937,994
Deduct: Aggregate indebtedness	(876,665)	(425,836)
Net worth	530,164	512,158
Add: Excluded indebtedness	-	-
Add: Subordinated liabilities	200,000	-
Deduct: Non-liquid assets	(279,705)	(291,711)
Deduct: Concessions	-	-
Deduct: Securities haircuts	(7,790)	(10,105)
Net capital	$ 442,669	210,342
Capital requirements:		
Broker-dealer minimum	$ 50,000	50,000
Net capital in excess of requirements	392,669	160,342
Net capital as computed above	$ 442,669	210,342
Net capital per December 31 Focus report, as amended	$ 442,669	210,342
Adjustments	-	-
Adjusted net capital, December 31	$ 442,669	210,342

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2003 and 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Group, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

January 29, 2004